Exhibit 17.1

ALAN P. DONENFELD

December 23, 2009

Board of Directors
Charleston Basics, Inc.
c/o Paragon Capital LP
110 East 59th Street, 29th Floor
New York, NY 10022

Re: Resignation

To the Board of Directors:

Pursuant to the terms and conditions of that certain Agreement and Plan of Merger by and among Charleston Basics, Inc., Paneltech Products, Inc., and Paneltech International, L.L.C., dated December 23, 2009 (the “Merger Agreement”), please be advised that I hereby resign as the sole officer and director of the Board of Directors of Charleston Basics, Inc., effective immediately following the closing of the Merger (as defined in the Merger Agreement), and the election of the new directors to the Company’s Board of Directors.

Very truly yours,

/s/ Alan P. Donenfeld

Alan P. Donenfeld